

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



05046697


SEC MAIL PROCESSING
RECEIVED
FEB 18 2005
WASH. D.C.
185
SECTION

February 10, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Joint Discovery/Case Management Plan Under Rule 26(f) Federal Rules of Civil Procedure** and **Parties' Joint Response to Request for Status Report** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al* and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-021005SEC.doc
021005 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	§	Assigned: Hon. Vanessa Gilmore
Defendants.	§	

JOINT DISCOVERY/CASE MANAGEMENT PLAN
UNDER RULE 26(f)
FEDERAL RULES OF CIVIL PROCEDURE

(Please restate the instruction in bold before furnishing the responsive information.)

1. **State where and when the conference among the parties required by Rule 26(f) of the Federal Rules of Civil Procedure was held, and identify the counsel who attended for each party, including name, address, bar number, phone and fax numbers and email addresses.**

The Rule 26(f) conference was held telephonically on October 27, 2004 between Robin Harrison and Charles Kelley.

Robin L. Harrison, Esq.
State Bar No. 09120700
Southern District Number 4556
Campbell Harrison & Dagley, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332 X. 202
FAX (713) 752-2330

Charles S. Kelley
State Bar No. 11199580
Southern District of Texas Number 15344
Mayer, Brown, Rowe & Maw, LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
(713) 547-9634
FAX (713) 632-1834

2. **List the cases related to this one that are pending in any state or federal court with the case number and court, and state how they are related.**

Plaintiffs' position: *Kondracki v. AIM Advisors*, S.D. Tex. 04-cv-3179 (assigned to Judge Kenneth M. Hoyt), in which the undersigned Plaintiffs' Counsel was recently substituted as counsel for the *Kondracki* Plaintiffs. Like the *Berdat* and *Papia* Actions, the *Kondracki* Action alleges claims, based on excessive fee allegations pursuant to § 36(b).

Fernando Papia, et al. v. AIM Advisors, Inc., S.D. Tex. 04-cv-2583 (assigned to Judge Nancy Atlas). Both the *Berdat* and *Papia* cases are based, in large part, on numerous common issues of law and fact, nearly identical pleadings, identical causes of action (based on alleged violations of both the Investment Company Act of 1940, 15 U.S.C. § 80a-1, *et seq.*, and 17 C.F.R. § 270.12b-1), and substantially similar factual allegations.

Defendants' Position: In *Papia, et al. v. AIM Advisors, Inc., et al.*, S.D. Tex. 04-cv-2583, each of the plaintiffs asserts derivative claims on behalf of one or more of the ten separate mutual funds in which that plaintiff allegedly invested. Defendants are the advisers to the separate funds and the distributors of their shares to the public. The claims are that each of the ten funds, in violation of §§ 36(b) and 12(b) of the Investment Company Act of 1940, paid excessive fees to defendants, pursuant to written agreements negotiated by that fund's independent directors with defendants, for the services rendered to that fund by defendants. The parties in the case at bar include three INVESCO defendants not named in *Papia*, as they provided advisory and distribution services to the eight funds before the AIM defendants did so.

In *Kondracki v. A I M Advisors, Inc.*, 04-cv-3179, plaintiff asserts derivative claims on behalf of each of three mutual funds in which plaintiff allegedly invested. Defendants are the adviser to the funds and the distributor of their shares to the public. The claims are that each of the three funds paid excessive fees to defendants, pursuant to the written agreements negotiated by that fund's independent directors with defendants, for the services rendered to that fund by defendants allegedly in violation of § 36(b) of the Investment Company Act of 1940.

Kondracki, *Papia* and *Berdat* have some common facts, parties, witnesses and legal issues. However, they involve different disputes about different mutual funds with different investment strategies, different fees, and often different advisors and distributors and different boards of directors or trustees. Many of the witnesses will not be the same. Thus, while consolidation is appropriate for pre-trial purposes, there should be separate trials, as explained further in Defendants' Position in Response to No. 19 herein.

3. **Briefly describe what this case is about.**

Plaintiffs' Position: Plaintiffs bring a derivative action pursuant to § 36(b) of the Investment Company Act ("ICA"), as amended, 15 U.S.C. § 80a-35(b), on behalf of 18 open-end registered investment companies, or mutual funds, allegedly created, sold, advised, and managed by the Defendants. *Papia* Complaint, ¶¶ 1, 24-26; *Berdat* Complaint, ¶¶ 1, 26-28. Plaintiffs allege that while the plaintiff shareholders' mutual funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all, and that, nonetheless, the distribution and advisory fees paid to the Defendant Advisors have grown dramatically. As a result, Plaintiffs assert that the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs. *Papia* Complaint ¶ 13; *Berdat* Complaint ¶ 15. As stated in the *Papia* and *Berdat* Complaints, Plaintiffs seek to rescind the investment advisory agreements and Rule 12b-1 Distribution Plans. 17 C.F.R. § 270.12b-1.

Defendants' Position: Defendants dispute certain procedural and all substantive allegations set forth by Plaintiffs in both *Berdat* and *Papia*. Defendants deny any and all allegations of wrongdoing in each of *Papia* and *Berdat* on behalf of the ten and eight mutual funds, respectively, and specifically deny that they are liable to any party based on any of the claims alleged in these actions.

4. Specify the allegation of federal jurisdiction.

The parties do not dispute that this Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

5. Name the parties who disagree with the plaintiffs' jurisdictional allegations and state their reasons.

None.

6. List anticipated additional parties that should be included, when they can be added, and by whom they are wanted.

Plaintiffs: Plaintiffs do not intend to add additional parties at this time. At such time as Plaintiffs have had the opportunity to conduct additional discovery, Plaintiffs will, to the extent necessary and appropriate, amend their Complaints, or, if required, seek leave to amend to add such other additional parties if warranted.

Defendants: At this time Defendants do not intend to add additional parties. If they change their position after appropriate discovery, defendants will take appropriate steps to add additional parties.

7. List anticipated interventions.

Plaintiffs: At this time, Plaintiffs do not anticipate any interventions.

Defendants: Defendants are unaware of any parties who may seek to intervene at this time. None is anticipated.

8. **Describe class-action issues.**

These cases are not class actions.

9. **State whether each party represents that it has made the initial disclosures required by Rule 26(a). If not, describe the arrangements that have been made to complete the disclosures.**

<u>Plaintiffs</u>: Plaintiffs served their initial disclosures on December 12, 2004.

<u>Defendants</u>: By agreement of the parties and due to the procedural issues that have arisen to date, Defendants have obtained the agreement of Plaintiffs that Defendants' deadline to move, answer, or otherwise plead in response to the Complaint filed by Plaintiffs shall be thirty (30) days after entry of the Court's order on the pending motions to consolidate. Unless Defendants file Rule 12 motions to dismiss in response to the Complaint, Defendants shall serve their initial disclosures thirty (30) days following the deadline by which Defendants answered the Complaint.

10. **Describe the proposed agreed discovery plan, including:**

a. **Responses to all the matters raised in Rule 26(f).**

b. **When and to whom the plaintiff anticipates it may send interrogatories.**

c. **When and to whom the defendant anticipates it may send interrogatories.**

d. **Of whom and by when the plaintiff anticipates taking oral depositions.**

e. **Of whom and by when the defendant anticipates taking oral depositions.**

f. (i) **Specify the date experts for plaintiff (or party with the burden of proof on an issue) will be designated and their reports provided to opposing party.**

(ii) **Specify the date experts for defendant will be designated and their reports provided to opposing party.**

g. **List expert depositions the plaintiff (or party with the burden of proof on an issue) anticipates taking and their anticipated completion date. *See* Rule 26(a)(2)(B) (expert report).**

h. **List expert depositions the defendant (or opposing party) anticipates taking and their anticipated completion date. *See* Rule 26(a)(2)(B) (expert report).**

11. **If the parties are not agreed on a part of the discovery plan, describe the separate views and proposals of each party.**

The parties' proposals for a discovery plan are outlined as follows. In considering the deadlines established in this Plan, the parties have considered the complexity of the issues and law regarding this case and the necessity of expert witnesses.

(a) The parties intend to utilize any form of discovery permitted by the Federal Rules of Civil Procedure. Plaintiffs intend to serve the Advisor-Defendants with interrogatories after the development of document discovery. They intend to serve approximately 25 interrogatories. Defendants reserve the right to serve 25 interrogatories.

All non-expert discovery shall be noticed and/or propounded so that responses are due and discovery is completed by: **Plaintiffs**: October 14, 2005; **Defendants**: March 31, 2006. All discovery motions shall be filed on or before that date. Discovery may continue beyond that date as to any items which are then the subject of Court order or as may be agreed between the parties.

(b) Given the number of individuals likely to have discoverable information relevant to this case, as identified in Plaintiffs' Initial Disclosures, Plaintiffs believe that they will need as many as 65 non-expert depositions. Defendants oppose Plaintiffs' proposal, believe that their estimate of 65 depositions is highly unrealistic, and reserve the right to oppose various portions of Plaintiffs' proposal. Further, Defendants propose that the guidelines set forth in the appropriate local rules govern these proceedings, and that the parties meet and confer at an appropriate time to the extent that any party sees a need for additional depositions.

(c) Disclosures and reports in accordance with Rule 26(a)(2) from experts retained by plaintiffs shall be due by: **Plaintiffs:** December 15, 2005; **Defendants:** May 31, 2006.

(d) Disclosures and reports in accordance with Rule 26(a)(2) from experts retained by defendants shall be due by: **Plaintiffs**: January 26, 2006; **Defendants**: June 30, 2006.

(e) Rebuttal report(s) shall be filed thereafter as permitted by Rule 26(a)(2).

(f) Depositions in accordance with Rule 26(b)(4) of experts retained by plaintiffs shall be completed by: **Plaintiffs:** April 17, 2006; **Defendants:** October 13, 2006.

(g) Depositions in accordance with Rule 26(b)(4) of experts retained by defendants shall be completed by: **Plaintiffs:** May 22, 2006; **Defendants:** November 22, 2006.

(h) Other items:

(i) Amendment of the pleadings shall be governed by FRCP 15;

(ii) All potentially dispositive motions shall be filed on or before: **Plaintiffs**: August 8, 2006; **Defendants**: January 15, 2007.

(iii) Responses to dispositive motions shall be filed five weeks after the dispositive motion is served.

(iv) Replies to responses to dispositive motions shall be filed five weeks after the response to the dispositive motion is served.

(v) A final pretrial conference shall be set for: **Plaintiffs**: November 14, 2006; **Defendants**: March 1, 2007.

12. Specify the discovery beyond initial disclosures that has been undertaken to date.

None to date.

13. State the date the planned discovery can reasonably be completed.

Plaintiffs: October 14, 2005; **Defendants:** March 31, 2006.

14. Describe the possibilities for a prompt settlement or resolution of the case that were discussed in your Rule 26(f) meeting.

The parties agreed that settlement discussions would be premature at this time.

15. **Describe what each party has done or agreed to do to bring about a prompt resolution.**

The parties agree that mediation may assist the parties in reaching a settlement some time in the future, but are not prepared at this point to identify when such mediation may be appropriate.

Parties have met and conferred in compliance with Rule 26(f), but have agreed that discovery requests will not be served upon each other until Defendants have moved, answered or otherwise pled in response to the Complaint.

16. **From the attorneys' discussion with their client(s), state the alternative dispute resolution techniques that are reasonably suitable.**

Mediation.

17. **Magistrate judges may now hear jury and non-jury trials. Indicate the parties' joint position on a trial before a magistrate judge.**

The parties agree that the trial would require a district court judge.

18. **State whether a jury demand has been made and if it was made on time.**

No jury demand has been made. The parties agree that Plaintiffs' claims require a bench trial.

19. **Specify the number of hours it will take to present the evidence in this case.**

Plaintiffs' Position: This case, involving overlapping and common witnesses, documents, factual issues, and legal issues, can and should be efficiently resolved in a single trial that will last for 20-25 days (160-200 hours), or 4-5 weeks assuming 5 trial days per week.

Defendants' Position: Defendants believe that Plaintiffs' position is unrealistic. The amount of time will be far greater than what Plaintiffs propose. To date, only six § 36(b) cases have gone to trial. Defendants' counsel have appeared in three of those cases. Each of those six cases concerned a § 36(b) claim about fees of a single fund. Each of those cases consumed about 2-3 weeks for the presentation of the evidence. *Papia* alone features § 36(b) claims of ***ten*** funds; *Berdat* features § 36(b) claims of another ***eight*** separate funds; *Kondracki* ***three*** other separate funds. Thus, 21 different § 36(b) claims are involved for 21 different funds. Any trial of more than a single § 36(b) claim will involve some overlapping evidence. While a trial of one § 36(b) claim would require about 2-3 weeks of court time, a trial which would cover more than one such claim (a prospect which defendants neither advocate nor support) would consume many, many other trial days per additional fund. Defendants will work with Plaintiffs and the Court to structure appropriate trial(s) after the Court rules on any dispositive or other relevant pleadings and a suitable amount of discovery has been concluded.

20. List pending motions that could be ruled on at the initial pretrial and scheduling conference.

<u>Plaintiffs' Position</u>: Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, Appointment of Co-Chairs of the Executive Committee

<u>Defendants' Position</u>: In addition to the pending motions referenced by Plaintiffs, there is a Motion to Consolidate *Papia* and *Berdat* for pretrial purposes only filed in *Papia* as the older and first-filed case.

21. List other motions pending.

None.

22. Indicate other matters peculiar to this case, including discovery, that deserve the special attention of the court at the conference.

<u>Plaintiffs' Position</u>: None.

<u>Defendants' Position</u>: Whether *Kondracki* should be joined with *Papia* and *Berdat* for pre-trial purposes.

23. Certify that all parties have filed Disclosure of Interested Persons as directed in the Order for Conference and Disclosure of Interested Persons, listing the date of filing for original and any amendments.

Please see the signatures below.

24. List the names, bar numbers, addresses and telephone numbers of all counsel.

<u>Robin Harrison – *signed by permission CSK* /s/</u>	<u>December 15, 2004</u>
Counsel for Plaintiff(s)	Date
<u>Charles S. Kelley /s/</u>	<u>December 15, 2004</u>
Counsel for Defendant(s)	Date

24538538

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs,	)	No. 04-CV-2555
v.	)	Judge Keith P. Ellison
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	

PARTIES' JOINT RESPONSE TO REQUEST FOR STATUS REPORT

1. **What motions are currently pending?**

   None.

2. **Is there a scheduling order in effect?**

   No.

3. **If there is a scheduling order in effect, what are the upcoming deadlines and would you like to keep them? If not, what new deadlines would you like?**

   Not applicable; see Response to Number 2.

4. **If there is no scheduling order in effect, would you like the Court to issue one?**

   Defendants' position: No; not until and unless the Complaints survive Rule 12 motions to dismiss.

   Plaintiffs' position: Yes; Plaintiffs request a scheduling order in accordance with the parties' previously-filed 26(f) report attached hereto.

5. **Was there a trial date scheduled?**

   No.

6. **If so, would you like to reinstate it?**

   Not applicable.

7. **If not, would you like the Court to set one?**

Defendants' position: No; not until and unless the Complaints survive Rule 12 motions to dismiss.

Plaintiffs' position: Yes.

8. **Do you think a hearing or a scheduling conference would be necessary or helpful?**

No.

9. **Are the parties currently engaged in settlement discussions or are such discussions likely to begin in the near future?**

No.

10. **Are parties interested in mediation?**

No.

11. **Is there anything else that you need from the Court at this time?**

The parties request that the matter styled *Kondracki v. AIM Advisors*, S.D. Tex. 04-cv-3179, be consolidated herein with *Berdat* and *Papia*. The parties agree that *Kondracki, Berdat* and *Papia* should be consolidated for pre-trial purposes at this time, and Defendants would request clarification of the scope of consolidation at this time. The parties disagree as to whether these cases should ultimately be consolidated for trial, and agree that the decision on what portion of these three cases should be consolidated for trial will have to be decided in the future.

Dated: February 10, 2005

Respectfully submitted,

By: /s/
Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

-- and --

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

-- and --

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

-- and --

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012

(602) 248-0088
FAX: (602) 248-2822

-- and --

Michael J. Brickman (*pro hac vice*)
James C. Bradley (*pro hac vice*)
Nina H. Fields (*pro hac vice*)
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
(842) 727-6500

Counsel for Plaintiffs Dolores Berdat, Marvin Hunt, Madeline Hunt, Randal C. Brever, and Rhonda Lecuru

By:_______/S/_________________________

Charles S. Kelley
Texas SBA#11199580
S. D. Tex. #15344

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

-- and --

Michael K. Oldham
Tex. S.B. # 00798405
S.D. Tex. # 21486

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

-- and –

Daniel A. Pollack, *pro hac vice*
Edward T. McDermott, *pro hac vice*
Anthony Zaccaria, *pro hac vice*

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., and A I M Distributors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI, Plaintiff,	)	No.: 04-CV-3179
v.	)	Assigned: Hon. Kenneth M. Hoyt
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	

JOINT DISCOVERY/CASE MANAGEMENT PLAN
UNDER RULE 26(f)
FEDERAL RULES OF CIVIL PROCEDURE

(Please restate the instruction in bold before furnishing the responsive information.)

1. **State where and when the conference among the parties required by Rule 26(f) of the Federal Rules of Civil Procedure was held, and identify the counsel who attended for each party, including name, address, bar number, phone and fax numbers and email addresses.**

The Rule 26(f) conference was held telephonically on January 14, 2005 between Robin Harrison and Charles Kelley.

Robin L. Harrison, Esq.
State Bar No. 09120700
Southern District Number 4556
Campbell Harrison & Dagley, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332 X. 202
FAX (713) 752-2330

Charles S. Kelley
Mayer, Brown, Rowe & Maw, LLP
State Bar No. 11199580
Southern District Number 15344
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
(713) 547-9634
FAX (713) 632-1834

2. **List the cases related to this one that are pending in any state or federal court with the case number and court, and state how they are related.**

Plaintiff's Position: *Berdat v. INVESCO Funds Group, Inc.,* S.D. Tex., 04-cv-2555 (assigned to Judge Ellison). The *Berdat* case is based, in large part, on numerous common issues of law and fact, nearly identical pleadings, an identical cause of action (based on alleged violations of both the Investment Company Act of 1940, 15 U.S.C. § 80a-1, *et seq.*, and 17 C.F.R. § 270.12b-1), and substantially similar factual allegations. Judge Atlas consolidated *Papia v. AIM ADVISORS, INC., et al.*, S.D. Tex., 04-cv-2583 into the *Berdat* case on December 23, 2004.

Defendant's Position: In *Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, S.D. Tex., 04-cv-2555, each of the plaintiffs asserts derivative claims on behalf of one or more of the eight separate mutual funds in which that plaintiff allegedly invested. Defendants are the advisers to the separate funds and the distributors of their shares to the public. The claims are that each of the eight funds, in violation of §§ 36(b) and 12(b) of the Investment Company Act of 1940, paid excessive fees to defendants, pursuant to written agreements negotiated by that fund's independent directors with defendants, for the services rendered to that fund by defendants. The parties include three INVESCO defendants, as they provided advisory and distribution services to the eight funds before the AIM defendants did so.

In *Papia, et al. v. AIM Advisors, Inc., et al.*, S.D. Tex. 04-cv-2583, each of the plaintiffs asserts derivative claims on behalf of one or more of the ten separate mutual funds in which that plaintiff allegedly invested. Defendants are the adviser to the separate funds and the distributor of their shares to the public. The claims are that each of the ten funds, in violation of §§ 36(b) and 12(b) of the Investment Company Act of 1940, paid excessive fees to defendants, pursuant to written agreements negotiated by that fund's independent directors with defendants, for the services rendered to that fund by defendants. On December 22, 2004, the Court consolidated the *Papia* action into the *Berdat* action.

Kondracki, *Papia* and *Berdat* have some common facts, parties, witnesses and legal issues. However, they involve different disputes about different mutual funds with different investment strategies, different fees, and often different advisors and distributors and different boards of directors or trustees. Many of the witnesses will not be the same. Thus, while coordination may be appropriate for pre-trial purposes, there should be separate trials.

3. **Briefly describe what this case is about.**

Plaintiff's Position: Plaintiff brings a derivative action pursuant to § 36(b) of the Investment Company Act ("ICA"), as amended, 15 U.S.C. § 80a-35(b), on behalf of three (3) open-end registered investment companies, or mutual funds, allegedly created, sold, advised, and managed by the Defendants. *Kondracki* Complaint ¶¶ 1, 15. Plaintiff alleges that while the plaintiff shareholder's mutual funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all, and that, nonetheless, the distribution and advisory fees paid to the Defendant Advisors have grown dramatically. As a result, Plaintiff asserts that the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiff. *Kondracki* Complaint ¶¶ 7-9. As stated in the *Kondracki* Complaint, Plaintiff seeks to rescind the investment advisory agreements and Rule 12b-1 Distribution Plans, 17 C.F.R. § 270.12b-1. *Kondracki* Complaint ¶ 14.

Defendants' Position: Defendants dispute certain procedural and all substantive allegations set forth by Plaintiff. Defendants deny any and all allegations of wrongdoing, and specifically deny that they are liable to any party based on any of the claims alleged in this action.

4. **Specify the allegation of federal jurisdiction.**

This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

5. **Name the parties who disagree with the plaintiff's jurisdictional allegations and state their reasons.**

None.

6. **List anticipated additional parties that should be included, when they can be added, and by whom they are wanted.**

Plaintiff: The Plaintiff does not intend to add additional parties at this time. At such time as Plaintiff has had the opportunity to conduct additional discovery, Plaintiff will, to the extent necessary and appropriate, amend his Complaint, or, if required, seek leave to amend to add such other additional parties if warranted.

Defendants: At this time Defendants do not intend to add additional parties. If they change their position after appropriate discovery, defendants will take appropriate steps to add additional parties.

7. **List anticipated interventions.**

Plaintiff: At this time, Plaintiff does not anticipate any interventions.

Defendants: Defendants are unaware of any parties who may seek to intervene at this time. None is anticipated.

8. **Describe class-action issues.**

These cases are not class actions.

9. State whether each party represents that it has made the initial disclosures required by Rule 26(a). If not, describe the arrangements that have been made to complete the disclosures.

Plaintiff: Plaintiff plans to serve his initial disclosures on or by January 18, 2005.

Defendants: Defendants intend to serve initial disclosures on or by February 11, 2005.

10. Describe the proposed agreed discovery plan, including:

a. Responses to all the matters raised in Rule 26(f).

b. When and to whom the plaintiff anticipates it may send interrogatories.

c. When and to whom the defendant anticipates it may send interrogatories.

d. Of whom and by when the plaintiff anticipates taking oral depositions.

e. Of whom and by when the defendant anticipates taking oral depositions.

f. (i) Specify the date experts for plaintiff (or party with the burden of proof on an issue) will be designated and their reports provided to opposing party.

(ii) Specify the date experts for defendant will be designated and their reports provided to opposing party.

g. List expert depositions the plaintiff (or party with the burden of proof on an issue) anticipates taking and their anticipated completion date. *See* Rule 26(a)(2)(B) (expert report).

h. List expert depositions the defendant (or opposing party) anticipates taking and their anticipated completion date. *See* Rule 26(a)(2)(B) (expert report).

11. If the parties are not agreed on a part of the discovery plan, describe the separate views and proposals of each party.

The parties' proposals for a discovery plan are outlined as follows. In considering the deadlines established in this Plan, the parties have considered the complexity of the issues and law regarding this case and the necessity of expert witnesses.

(a) The parties intend to utilize any form of discovery permitted by the Federal Rules of Civil Procedure. The Plaintiff intends to serve the Advisor-Defendants with interrogatories after the development of document discovery. They intend to serve approximately 25 interrogatories. Defendants reserve the right to serve 25 interrogatories.

All non-expert discovery shall be noticed and/or propounded so that responses are due and discovery is completed by: Plaintiff: October 14, 2005; Defendants: March 31, 2006. All discovery motions shall be filed on or before this same date. Discovery may continue beyond that date as to any items which are then the subject of Court order or as may be agreed between the parties.

(b) Given the number of individuals likely to have discoverable information relevant to this case, as identified in Plaintiff's Initial Disclosures, Plaintiff believes that he will need as many as 65 non-expert depositions. Defendants oppose Plaintiff's proposal, believe that his estimate of 65 depositions is highly unrealistic, and reserve the right to oppose various portions of Plaintiff's proposal. Further, Defendants propose that the guidelines set forth in the appropriate rules govern these proceedings, and that the parties meet and confer at an appropriate time to the extent that any party sees a need for additional depositions.

(c) Disclosures and reports in accordance with Rule 26(a)(2) from experts retained by Plaintiff shall be due by: Plaintiff: December 15, 2005; Defendants: May 31, 2006.

(d) Disclosures and reports in accordance with Rule 26(a)(2) from experts retained by Defendants shall be due by: Plaintiff: January 26, 2006; Defendants: June 30, 2006.

(e) Rebuttal report(s) shall be filed thereafter as permitted by Rule 26(a)(2).

(f) Depositions in accordance with Rule 26(b)(4) of experts retained by Plaintiff shall be completed by: Plaintiff: April 17, 2006; Defendants: October 13, 2006.

(g) Depositions in accordance with Rule 26(b)(4) of experts retained by Defendants shall be completed by: Plaintiff: May 22, 2006; Defendants: November 22, 2006.

(h) Other items:

(i) Amendment of the pleadings shall be governed by FRCP 15;

(ii) All potentially dispositive motions shall be filed on or before: Plaintiff: August 8, 2006; Defendants: January 15, 2007;

(iii) Responses to dispositive motions shall be filed on or before: Plaintiff: September 19, 2006; Defendants: five weeks after the dispositive motion is served;

(iv) Replies to responses to dispositive motions shall be filed: Plaintiff: on or before October 26, 2006; Defendants: five weeks after the response is served.

(v) A final pretrial conference shall be set for: Plaintiff: November 14, 2006; Defendants: March 1, 2007.

12. Specify the discovery beyond initial disclosures that has been undertaken to date.

None to date.

13. State the date the planned discovery can reasonably be completed.

Plaintiff: October 14, 2005; Defendants: March 31, 2006

14. Describe the possibilities for a prompt settlement or resolution of the case that were discussed in your Rule 26(f) meeting.

The parties agree that settlement discussions would be premature at this time.

15. Describe what each party has done or agreed to do to bring about a prompt resolution.

Parties have met and conferred in compliance with Rule 26(f).

Plaintiff: Mediation may assist the parties in reaching a settlement some time in the future.

16. From the attorneys' discussion with their client(s), state the alternative dispute resolution techniques that are reasonably suitable.

Plaintiff: Mediation.

Defendants: Defendants are not prepared at this point to determine if such mediation may be appropriate.

17. **Magistrate judges may now hear jury and non-jury trials. Indicate the parties' joint position on a trial before a magistrate judge.**

The parties agree that the trial would require a district court judge.

18. **State whether a jury demand has been made and if it was made on time.**

No jury demand has been made. The parties agree that Plaintiff's claims require a bench trial.

19. **Specify the number of hours it will take to present the evidence in this case.**

Plaintiff: This case, involving overlapping and common witnesses, documents, factual issues, and legal issues can and should be efficiently resolved in a single trial that will last for 20-25 days (160-200 hours), or 4-5 weeks assuming 5 trial days per week.

Defendants: Defendants believe that the amount of time will be greater than what Plaintiff proposes. To date, only six § 36(b) cases have gone to trial. Defendants' counsel have appeared in three of those cases. Each of those six cases concerned a § 36(b) claim about fees of a single fund. Each of those cases consumed about 2-3 weeks for the presentation of the evidence. *Kondracki* features § 36(b) claims of three funds. Thus, 3 different § 36(b) claims are involved for 3 different funds. Any trial of more than a single § 36(b) claim will involve some overlapping evidence. While a trial of one § 36(b) claim would require about 2-3 weeks of court time, a trial which would cover more than one such claim (a prospect which Defendants neither advocate nor support) would consume many, many other trial days per additional fund. Defendants will work with Plaintiff and the Court to structure appropriate trial(s) after the Court rules on any dispositive or other relevant pleadings and a suitable amount of discovery has been concluded.

20. **List pending motions that could be ruled on at the initial pretrial and scheduling conference.**

Plaintiff: There is a motion pending in the *Berdat* case, No. 04-02555, Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, Appointment of Co-Chairs of the Executive Committee that, if granted, could affect *Kondracki*.

Defendants: Defendants are not aware of any motions pending at this time in *Kondracki*.

21. **List other motions pending.**

None.

22. **Indicate other matters peculiar to this case, including discovery, that deserve the special attention of the court at the conference.**

Plaintiff: None.

Defendants: Whether *Kondracki* should be transferred to the judge presiding over *Berdat* and *Papia* for treatment.

23. Certify that all parties have filed Disclosure of Interested Persons as directed in the Order for Conference and Disclosure of Interested Persons, listing the date of filing for original and any amendments.

Please see the signatures below confirming that all such disclosures have been filed or will be filed prior to the Court's scheduling conference on January 24, 2005..

24. List the names, bar numbers, addresses and telephone numbers of all counsel.

Counsel for Plaintiffs:

Robin L. Harrison, Esq.
State Bar No. 09120700
Southern District Number 4556
Campbell Harrison & Dagley, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332 X. 202
FAX (713) 752-2330

-- and --

Lynn L. Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller, Rohrback, L.L.P.
1201 Third Avenue, #3200
Seattle, Washington 98901
(206) 623-1900
FAX (206) 623-3384

Counsel for Defendants:

Charles S. Kelley
State Bar No. 11199580
Southern District Number 15344
Mayer, Brown, Rowe & Maw, LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
(713) 547-9634
FAX (713) 632-1834

-- and --

Daniel Pollack
Ed McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
(212) 575-4700
FAX (212) 575-6560

Robin Harrison – *signed by permission CSK* /s/
Counsel for Plaintiff(s)

January 18, 2005
Date

Charles S. Kelley /s/
Counsel for Defendant(s)

January 18, 2005
Date

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI,	)	No. 04-CV-3179
Plaintiff,	)	Judge Keith P. Ellison
v.	)	
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PARTIES' JOINT RESPONSE TO REQUEST FOR STATUS REPORT

1. What motions are currently pending?

None.

2. Is there a scheduling order in effect?

No.

3. If there is a scheduling order in effect, what are the upcoming deadlines and would you like to keep them? If not, what new deadlines would you like?

Not applicable; see Response to Number 2.

4. If there is no scheduling order in effect, would you like the Court to issue one?

Defendants' position: No; not until and unless the Complaints survive Rule 12 motions to dismiss.

Plaintiffs' position: Yes; Plaintiffs request a scheduling order in accordance with the parties' previously-filed 26(f) report attached hereto.

5. Was there a trial date scheduled?

No.

6. If so, would you like to reinstate it?

Not applicable.

7. **If not, would you like the Court to set one?**

Defendants' position: No; not until and unless the Complaints survive Rule 12 motions to dismiss.

Plaintiffs' position: Yes.

8. **Do you think a hearing or a scheduling conference would be necessary or helpful?**

No.

9. **Are the parties currently engaged in settlement discussions or are such discussions likely to begin in the near future?**

No.

10. **Are parties interested in mediation?**

No.

11. **Is there anything else that you need from the Court at this time?**

The parties request that this matter be consolidated in *Berdat, et al. v. INVESCO Funds Group, Inc. et al.,* No. 04-cv-02555, also before this Court. The parties agree that *Kondracki, Berdat* and *Papia* should be consolidated for pre-trial purposes at this time, and Defendants would request clarification of the scope of consolidation at this time. The parties disagree as to whether these cases should ultimately be consolidated for trial, and agree that the decision on what portion of these three cases should be consolidated for trial will have to be decided in the future.

Dated: February 10, 2005

Respectfully submitted,

By: /S/
Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

-- and --

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

-- and --

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

-- and --

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012

(602) 248-0088
FAX: (602) 248-2822

-- and --

Michael J. Brickman (*pro hac vice*)
James C. Bradley (*pro hac vice*)
Nina H. Fields (*pro hac vice*)
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
(842) 727-6500

Counsel for Plaintiffs Dolores Berdat, Marvin Hunt, Madeline Hunt, Randal C. Brever, and Rhonda Lecuru

By: /S/
Charles S. Kelley
Texas SBA#11199580
S. D. Tex. #15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

-- and --

Michael K. Oldham
Tex. S.B. # 00798405
S.D. Tex. # 21486
GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

-- and –

Daniel A. Pollack, *pro hac vice*
Edward T. McDermott, *pro hac vice*
Anthony Zaccaria, *pro hac vice*
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., and A I M Distributors, Inc.